SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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May 21, 2010

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Vitacost.com, Inc.

Preliminary Revised Proxy Statement

Filed May 17, 2010 by Great Hill Investors, LLC et. al.

File No. 001-34468

Dear Mr. Duchovny:

We are writing on behalf of our clients, Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (collectively, “Great Hill”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 20, 2010 (the “Comment Letter”) relating to the above-referenced preliminary revised consent statement on Schedule 14A (the “Consent Statement”). Set forth below are Great Hill’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Great Hill.

Concurrently with this letter, Great Hill is filing Amendment No. 2 to the Consent Statement (the “Amended Consent Statement”). The Amended Consent Statement reflects revisions made to the Consent Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Consent Statement, while the page numbers in the responses refer to pages in the Amended Consent Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Consent Statement.

For your convenience, we are emailing to your attention copies of the Amended Consent Statement, including a copy marked to show the changes from the Consent Statement.

Daniel F. Duchovny, Esq.

May 21, 2010

Preliminary Revised Proxy Statement

Cover Letter

1.	We note your response to prior comment 2 and your indication that the Great Hill entities are making the solicitation and are responsible for the adequacy and accuracy of the disclosure. Note that Section 14(a) and Regulation 14A of the Securities Exchange Act of 1934 prohibits any person from soliciting or permitting the use of that person’s name to solicit proxies without filing a Schedule 14A and furnishing a proxy statement to security holders. Since Mr. Gaffney, Mr. Jung, Mr. Kumin and Mr. Stibel are participants in the solicitation, they must be included in the cover page of the Schedule 14A as filing persons.

Response: Great Hill has added Messrs. Gaffney and Kumin to the Schedule 14A cover page as filing persons in light of, among other things, their relationship with Great Hill. Great Hill respectfully advises the Staff that Messrs. Jung and Stibel are independent of Great Hill, will not be soliciting consents and have been included as participants in the Consent Statement solely because of Instruction 3(a)(ii) to Item 4 of Schedule 14A. Accordingly, Great Hill does not believe that Messrs. Jung and Stibel should be included on the Schedule 14A cover page as filing persons.

2.	Please tell us, with a view toward revised disclosure, whether Delaware law and the company’s bylaws would dictate that in the event three or fewer of your nominees are elected that such nominees could only serve until the next annual meeting.

Response: Great Hill respectfully advises the Staff that, because the Board is not classified, it believes that any Nominee who is elected will be elected to fulfill the term in office of the director that such Nominee is replacing and until such Nominee’s successor is duly elected and qualified, and has revised the Amended Consent Statement to reflect this belief. Please see the disclosure on page 12.

3.	Please revise to provide the disclosure required by Item 21(b) of Schedule 14A.

Response: Great Hill has revised the Amended Consent Statement to provide the disclosure required by Item 21(b) of Schedule 14A. Please see the disclosure on pages ii and 15.

Background of the Consent Solicitation, page 4

4.	Please revise the disclosure relating to your Schedule 13D amendment filed on May 11, 2010 that states you filed the schedule to “disclose these actions” in reference to both the filing of the preliminary proxy statement and the delivery of a letter to the company. We note that the Schedule 13D does not refer to the delivery of the letter to the company.

Response: Great Hill has revised the Amended Consent Statement to clarify that the Schedule 13D amendment filed on May 11, 2010 disclosed only that Great Hill had filed the preliminary consent statement with the Commission. Please see the disclosure on page 6.

Daniel F. Duchovny, Esq.

May 21, 2010

Certain Effects of the Consent Solicitation, page 13

5.	We note the response to prior comment 9 and we reissue it. We note that the information is necessary to quantify the payments due each executive is publicly available through EDGAR. We also note that, while Item 7 of Schedule 14A does not apply to you by its terms, the disclosure of this information is material to security holders making an informed voting decision with respect to your proposals.

Response: Based solely on public information disclosed by the Company, Great Hill has revised the Amended Consent Statement to provide the disclosure requested by the Staff. Please see the disclosure on page 13. Great Hill continues to believe that the Company, in any consent revocation statement filed with the Commission, should be required to quantify the payments that would be due to each executive following a change of control in the event that the executive is terminated either without cause or for good reason.

*        *        *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Douglas K. Schnell at (212) 735-3458.

Very truly yours,

/s/  Richard J. Grossman

Richard J. Grossman

Enclosure